

January 4, 2024

Shane S. Mitchell
Chief Financial Officer, Secretary and Treasurer
Texas Republic Capital Corporation
13215 Bee Cave Pkwy, Ste A120
Austin, TX 78738

> **Re: Texas Republic Capital Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2023**
> **File No. 000-55621**

Dear Shane S. Mitchell:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 31, 2023

Pay versus Performance, page 13

1. Please identify each non-PEO named executive officer included in the calculation of average non-PEO compensation and the fiscal years in which such persons are included. You may provide this information in a footnote to the pay versus performance table. See Regulation S-K Item 402(v)(3).

2. It appears that you have not provided the relationship disclosures you are required to provide pursuant to Regulation S-K Item 402(v)(5)(i) and (ii). Please provide this disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i) and(ii). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program